Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street

San Francisco, California 94105

July 26, 2010

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Attention:	John Reynolds
Assistant Director

Re:	Coldwater Creek Inc.
Form 10-K FYE January 30, 2010
Filed March 31, 2010;
DEF14A for Annual Meeting June 12, 2010
Filed April 30, 2010
File No. 0-21915

Dear Mr. Reynolds:

Coldwater Creek Inc. (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated June 30, 2010.  Set forth below are the Company’s responses to the Staff’s comments.  The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Form 10-K for Fiscal Year Ended January 30, 2010

Exhibits

1.                                      We note that exhibit 10.3 to the Form 10-K does not have some or all of the schedules, attachments, or exhibits as listed in the exhibit itself.  In your next periodic report, please file this exhibit in its entirety as required by Item 601(b)(10) of Regulation S-K or advise.

Response:

The Company notes the Staff’s comment and will file all schedules and exhibits to

June 30, 2010

the Credit Agreement dated February 13, 2009 between the Company and Wells Fargo Retail Finance, LLC with its next periodic report.

DEF14A filed April 30, 2010 for Annual Meeting on June 12, 2010

2.                                      We note that you do not appear to include disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

At a Compensation Committee meeting on March 3, 2010, our Compensation Committee considered our compensation programs and the degree to which those programs incentivize our employees to undertake risk. Our senior management reviewed and analyzed the various elements of our compensation programs and the affect of each on risk taking activity.  After review and discussion, it was determined that our compensation programs do not encourage employees to take an undue level of risk and are not reasonably likely to have a material adverse effect on the Company. In reaching this conclusion, the Company mainly considered the following:

•                                          Our CEO, who co-founded the Company and returned as our CEO in September 2009, receives a salary of $1 per year plus standard employee benefits. He does not participate in the Company’s performance incentive plan and has not received any equity awards in connection with his service.

•                                          The equity awards provided to the senior leadership team consist of restricted stock units and stock options that vest over lengthy (three and four year) periods.  All performance-based awards we made in 2009 incorporated factors related to the performance of the entire enterprise or our share price.

•                                          We also grant stock options and restricted stock units to some non-executives.  During 2009, the awards granted were designed to vest based on service time and not on financial performance factors.

•                                          Effective February 1, 2009, the base salaries of the senior executive team were reduced by 15 percent for all of fiscal 2009. In addition, in light of economic conditions and the Company’s performance outlook, the Compensation Committee did not establish an annual incentive award program for fiscal 2009.

•                                          Our 2010 incentive compensation program involves potential cash bonuses for all our salaried employees, including our executive officers, based on a target percentage of salary.  Payouts are based on the Company’s earnings before interest and taxes relative to performance goals established by the Compensation Committee, as a result of the budgeting process, as well as individual performance measured through annual subjective performance evaluations.

•                                          In 2010, we established a separate incentive program for key accounting personnel designed to lessen the correlation between accounting personnel bonus payouts and the Company’s operating results, by placing a greater emphasis on individual performance.

•                                          While Company performance is factored into our 2010 incentive compensation plan, base salary and job performance are also heavily weighted components in our incentive plan.  The individual performance piece of the incentive compensation plan is based on subjective performance reviews and provides for payment only if a base level of individual performance is met.

Equity Incentive Plan, page 25

3.                                      We note the 13 peer companies referenced on page 15, which appear to be the same companies discussed in this section.  In future filings, please revise to address the extent to which awards to your named executive officers fell within the ranges suggested by the peer group.  Additionally, it is unclear what material instructions or directions the committee gave to the compensation consultant with respect to the performance of its duties under the engagement.  See Item 407(e)(3)(iii) of Regulation S-K.  Please provide a copy of draft disclosure with your response.

Response:

In future filings, we will revise the discussion of our peer group data to address the ranges of awards to our executive officers relative to the peer group. In addition, we will disclose the material instructions or directions the compensation committee gave to the compensation consultant with respect to the performance of its duties under the engagement. Based on our past practices, we would expect this disclosure in future filings to be substantially as follows:

Peer group data.    To ensure our compensation is competitive, we rely on analyses of peer data, and we generally strive to achieve total compensation for our NEOs between the 50th and 75th percentile of our peer group. In doing so, we target base salary at the 50th percentile, subject to increase based on individual performance and other factors, while providing our executives substantial opportunity to exceed the 75th percentile in total compensation based on performance through our annual incentive program and equity award grants. Total compensation for our NEOs for fiscal 2009 fell at approximately the 50th percentile of our peer group, except for our CEO who receives $1 per year plus standard employee benefits and our CFO who fell at approximately the 25th percentile. Factors which were considered by the compensation committee and impacted total compensation of the NEOs include levels of responsibility, the multiple roles filled by some of our executives, tenure with the Company, retention concerns and the Company’s performance over the last two years. In setting 2009 NEO compensation, we considered data collected by Towers Watson, our compensation consultant, regarding our peer companies, as identified by our Compensation Committee. These companies included American Eagle Outfitters, Ann Taylor, bebe stores, Chico’s, Christopher & Banks, Coach, Dress Barn, Guess?, Gymboree, J. Crew, Jos. A. Bank, Talbots and Urban Outfitters. In selecting this peer group, we focused primarily on clothing retailers with revenues and market capitalization similar to our own. This peer group included some of our direct competitors in the women’s apparel retail business, as well as specialty apparel retailers that do not cater to our target customer. We included these specialty apparel companies based primarily on their store base and similar growth strategies, as we believe our competition for top talent extends beyond our direct competitors.

For all areas of executive compensation, including equity compensation awards for NEOs, the Compensation Committee seeks the input of outside compensation consultants. In 2009, the Compensation Committee used the services of Towers Watson as its compensation consultant. The Compensation Committee directed Towers Watson to assist with assessing overall compensation levels, peer group analysis and compensation program design for 2009. In addition, Towers Watson was instructed to prepare analyses of long-term incentives and summary compensation statements for executive officers. When preparing these analyses, Towers Watson was instructed to consider quantitative and qualitative factors of the total compensation, cash compensation, compensation at risk and equity compensation of our peers and the trends of executive compensation among a broader range of companies.

The Compensation Committee meets regularly with management to assist the Compensation Committee in its analysis of executive compensation. The Compensation Committee approves the compensation of all executive officers. For executive officers other than himself, Mr. Griesemer, our former CEO participated in discussions regarding compensation levels and individual performance during his tenure as CEO. Our Compensation Committee approved the goals, reviewed the performance and set the compensation for Mr. Griesemer. For executive officers other than himself, Mr. Pence, our current CEO, makes recommendations to our Compensation Committee regarding salary and target bonus levels, and provides his assessment of their individual performance. Our Compensation Committee approves Mr. Pence’s goals, reviews his performance and approves his compensation.

* * *

The Registrant acknowledges the following:

•                                          the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any other information you need.  Please contact me at (415) 983-7480.

Sincerely,

/s/ Heidi E. Mayon
Heidi E. Mayon
Pillsbury Winthrop Shaw Pittman LLP

CC:

James A. Bell, Senior Vice President, Chief Financial Officer

John E. Hayes III, Senior Vice President, General Counsel and Secretary